UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from ___________ to ___________

Commission File
No. 001-15373

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EFSC INCENTIVE SAVINGS PLAN
________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Financial Services Corp

150 N. Meramec
St. Louis, Missouri 63105
________________

EFSC Incentive Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Plan Administrator
EFSC Incentive Savings Plan

We have audited the accompanying statement of net assets available for benefits of the EFSC Incentive Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP
St. Louis, Missouri
June 29, 2010

EFSC INCENTIVE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
Assets:
Cash	$2,119	$69,145

Investments, at fair value
Mutual funds	11,888,198	8,216,395
Common/collective trust funds	1,442,374	1,151,060
Common stock fund	732,743	991,856
Participant loans	306,838	212,636
Total Investments	14,370,153	10,571,947

Receivables
Employer matching contributions receivable	403,136	425,148

Net Assets Available For Benefits	$14,775,408	$11,066,240

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2009	2008
Additions:
Contributions
Salary deferral contributions	$1,448,893	$1,680,714
Employer matching contributions, net of forfeitures	403,136	425,148
Participant Roth contributions	22,865	—
Participant rollover contributions	149,804	58,556
Total Contributions	2,024,698	2,164,418
Other income	255	—
Total Additions	2,024,953	2,164,418

Deductions:
Benefits paid to participants	704,684	1,451,310
Other expenses	—	1,326
Total Deductions	704,684	1,452,636

Investment Income (Loss):
Net change in fair value of investments	2,129,315	(5,491,615)
Dividend income	214,225	418,389
Interest income on common/collective trust funds	27,251	33,486
Interest income on participant loans	18,108	19,903
Net Investment Income (Loss)	2,388,899	(5,019,837)

Net Increase (Decrease)	3,709,168	(4,308,055)

Net Assets Available For Benefits - Beginning Of Year	11,066,240	15,374,295

Net Assets Available For Benefits - End Of Year	$14,775,408	$11,066,240

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 And 2008

NOTE 1 – DESCRIPTION OF THE PLAN
The following description of the EFSC Incentive Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, with a 401(k) provision, covering all employees of Enterprise Financial Services Corp and its wholly owned subsidiaries (excluding Millennium Brokerage Group, LLC) (Enterprise) who are not seasonal employees and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On January 1, 2008, the Plan name was changed from Enterprise Bank Incentive Savings Plan to EFSC Incentive Savings Plan.

The Plan Administrator and Plan Sponsor is Enterprise Financial Services Corp. The Plan Trustee is Enterprise Bank Incentive Savings Plan Trustee Committee which is comprised of five employees of Enterprise. The Plan Trustee meets twice per Plan year.

Contributions
Participants may make elective deferrals from 1% to 75% of eligible compensation to the Plan on a pre-tax basis. Effective July 1, 2009, the Plan was amended to allow participant’s to contribute to an account that accepts Roth after-tax contributions. In 2009 and 2008, a participant may contribute up to $16,500 and $15,500, respectively, in total, to all accounts (pre-tax contributions and Roth after-tax contributions). If a participant is age 50 or older and makes the maximum allowable deferral, they are eligible to make catch-up contributions. In 2009 and 2008, the maximum catch up contribution is $5,500 and $5,000, respectively. Enterprise may also make an annual employer matching contribution which is discretionary and determined by the Board of Directors of Enterprise. The employer matching contribution, on behalf of each participant, will be a percentage of deferrals up to the first 5% of the participant’s compensation. Participants may also contribute qualified rollover contributions representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limits of the Internal Revenue Code.

Employer matching contributions were $426,758 and $460,023 for 2009 and 2008, respectively.

Vesting
Participants are immediately vested in their contributions, including rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service, as defined in the Plan Agreement. Participants vest according to a five-year graded schedule and are 20% vested after one year of service and 100% vested after five years of service, upon reaching early or normal retirement, upon total and permanent disability or death.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the employer’s matching contributions and an allocation of the Plan’s earnings. The allocation of earnings is determined by the earnings of the participant’s investment selection based on each participant’s balance, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits
While actively employed, participants may receive hardship withdrawals of their vested account balance, subject to applicable regulations and approvals covering hardship withdrawals. Also, participants age 65 and over may receive regular in-service distributions of their vested accounts while actively employed.

On termination of service, a participant may elect to defer their distribution or, subject to appropriate spousal consent, receive either a lump-sum distribution or a Qualified Joint and Survivor Annuity equal to the participant’s vested interest in their account. Account balances less than $5,000 are generally distributed to an Individual Retirement Arrangement (IRA) if the participant does not make a distribution election.

Forfeitures
Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Enterprise. As described in the Plan, forfeitures are used to reduce future employer matching contributions or administrative expenses of the Plan. Forfeitures used to offset employer matching contributions amounted to $23,622 and $34,875 for the years ended December 31, 2009 and 2008, respectively.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from one month to five years (longer for the purchase of a primary residence), at a mutually agreed term between the participant and the Plan Administrator. The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions.

Administrative Expenses
Substantially all administrative expenses of the Plan are paid by Enterprise.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices. Common/collective trust funds are reported at fair value. Participant loans are valued at cost, which approximates fair market value.

The EFSC Common Stock Fund (the Fund) was established on January 1, 2008 and is tracked on a unitized basis. The Fund consists primarily of Enterprise Financial Services Corp (EFSC) common stock, and also includes cash investments in the Charles Schwab Institutional Money Market Fund sufficient to meet the Fund’s daily liquidity needs. EFSC common stock is traded on a national securities exchange (NASDAQ: EFSC). The value of a unit reflects the combined market value of EFSC common stock and the cash investments held by the Fund. At December 31, 2009 and 2008, 218,124 and 152,786 units were outstanding with a value of $3.36 and $6.49 per unit, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements
The Plan’s investments are stated at fair value. Refer to Note 3 for fair value measurements of the Plan’s investments.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits is required to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The adjustment to contract value is immaterial for 2009 and 2008. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

NOTE 3 – INVESTMENTS
The Plan’s investments are held in a qualified tax-exempt trust, managed by Charles Schwab Trust Company (the Custodian). Participants can direct contributions to any of 20 investment options offered by the Plan. On January 1, 2008, the Enterprise Financial Services Corp common stock held in the Plan was converted to a unitized common stock fund, the EFSC Common Stock Fund.

Investments are summarized as follows:

	December 31,
	2009		2008
Mutual funds:
American Beacon Sm Cap V (added 2009)	$857,859	**	$—
BlackRock Small Cap Growth Equity Portfolio - Institutional Share Class	734,753	**	458,529
Cohen & Steers Realty Shares, Inc.	90,301		22,933
CRM Mid-Cap Value Fund - Institutional Shares	809,231	**	619,360
Davis New York Venture Shares - Class A Shares	1,082,594	**	698,808
Dodge and Cox Stock Fund	923,398	**	596,581
American Funds EuroPacific Growth Fund, Class A Shares	1,550,337	**	1,015,222	**
American Funds The Growth Fund of America, R4	1,614,697	**	1,128,326	**
PIMCO Total Return Fund - Administrative Class	1,677,490	**	1,324,283	**
Third Avenue Small-Cap Value Fund	—		570,950
Turner Mid-Cap Growth Fund, Investor Class Shares	808,509	**	469,672
Tweedy Browne Global Value Fund	724,623	**	533,837
Vanguard 500 Index Fund, Signal Shares	1,014,406	**	777,894	**
Total Mutual funds	11,888,198		8,216,395

Common/collective trust funds:
Federated Capital Preservation Fund - ISP Share Class	883,706	**	763,479
Schwab Managed Retirement Trust Income Fund Class III	—		—
Schwab Managed Retirement Trust 2010 Fund Class III	259		27
Schwab Managed Retirement Trust 2020 Fund Class III	367,627		261,720
Schwab Managed Retirement Trust 2030 Fund Class III	127,321		92,530
Schwab Managed Retirement Trust 2040 Fund Class III	41,671		26,409
Schwab Managed Retirement Trust 2050 Fund Class III	21,790		6,895
Total Common/collective trust funds	1,442,374		1,151,060
Common stock fund:
EFSC Common Stock Fund	732,743	**	991,856	**

Participant loans	306,838		212,636
Total Investments	$14,370,153		$10,571,947

**	Represented 5% or more of the Plan's net assets available for benefits at the beginning of each respective Plan year. All other amounts included for comparison purposes only.

The Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	Years ended December 31,
	2009	2008
Mutual funds	$2,523,536	$(4,729,595)
Common/collective trust funds	117,012	(144,026)
Common stock fund	(511,233)	(617,994)
	$2,129,315	$(5,491,615)

On January 1, 2008, a common stock fund containing Enterprise Financial Services Corp common stock was added as a participant-directed investment. The Enterprise Financial Services Corp common stock in the Plan as of December 31, 2007 was from company matches in 2001 through 2005. These shares were unitized and transferred to the common stock fund on January 1, 2008.

Fair Value Measurements
The Plan utilizes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.
  Level 1 Inputs – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
  Level 2 Inputs – Inputs to the valuation methodology include:
  Quoted prices for similar assets or liabilities in active markets;
  Quoted prices for identical or similar assets or liabilities in inactive markets;
  Inputs other than quoted prices that are observable for the asset or liability;
  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
  Level 3 Inputs – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
  Mutual funds – Valued at the net asset value (NAV) of shares held by the Plan at year end.
  Common/collective trust funds – Valued at fair value with the exception of the Federated Capital Preservation Fund, which is stated at contract value. The contract value of the Federated Capital Preservation Fund closely approximated fair value.
  Common stock fund – Valued at the closing price reported on the active market on which the individual securities are traded.
  Participant loans – Valued at their outstanding balances, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes the valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008. In 2009, the Plan adopted new accounting guidance which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risk of the investments.

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$1,014,406	$—	$—	$1,014,406
Value funds	4,488,006	—	—	4,488,006
Growth funds	4,708,296	—	—	4,708,296
Fixed funds	1,677,490	—	—	1,677,490
Total mutual funds	11,888,198	—	—	11,888,198
Common/collective trust funds:
Managed funds	—	558,668	—	558,668
Fixed funds	—	883,706	—	883,706
Total common/collective trust funds	—	1,442,374	—	1,442,374
Common stock fund:
Financial services	—	732,743	—	732,743
Total common stock fund	—	732,743	—	732,743
Participant loans	—	—	306,838	306,838
Total investments at fair value	$11,888,198	$2,175,117	$306,838	$14,370,153

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$8,216,395	$—	$—	$8,216,395
Common/collective trust funds	—	1,151,060	—	1,151,060
Common stock fund	—	991,856	—	991,856
Participant loans	—	—	212,636	212,636
Total investments at fair value	$8,216,395	$2,142,916	$212,636	$10,571,947

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008.

Level 3 Assets
Participant Loans
Balance at January 1, 2008	$257,740
Issuances, repayments and settlements, net	(45,104)
Balance at December 31, 2008	212,636
Issuances, repayments and settlements, net	94,202
Balance at December 31, 2009	$306,838

NOTE 4 – PLAN TERMINATION
Although it has not expressed intent to do so, Enterprise has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Enterprise may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each participant’s interest will be nonforfeitable as to amounts attributable to assets transferred on his or her behalf.

NOTE 5 – INCOME TAX STATUS
The Plan uses a prototype plan document sponsored by Retirement Plan Services, LLC (Retirement Plan Services). Retirement Plan Services received an opinion letter from the Internal Revenue Service (IRS), dated August 7, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (IRC). The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS and with IRS Revenue Procedure 2005-16, which provides that, if certain conditions are met, an employer may rely on a favorable opinion letter issued to a prototype Plan Sponsor as if the employer had received a favorable determination letter.

Subsequent to year end, the Plan Sponsor amended and restated the plan effective January 1, 2010 by adopting a new Retirement Plan Services prototype plan document. Retirement Plan Services received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the new prototype plan document satisfies the applicable provisions of the Internal Revenue Code (IRC). The Plan itself has not received a determination letter from the IRS related to this new prototype plan document. However, the Plan's management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRS and with IRS Revenue Procedure 2005-16.

The Plan Administrator is working with the Plan’s counsel to correct certain operational failures of the Plan related to the definition of compensation. The Plan Sponsor has submitted a request for a compliance letter approving the Company's correction of the failures under the Internal Revenue Service's Employee Plans Compliance Resolution System. The Plan Sponsor intends to vigorously pursue IRS acceptance of this correction of the Plan and believes that the corrective actions will maintain the tax qualified status of the Plan and the related trust will continue to be tax exempt. The Plan Sponsor has not reached a conclusion that an adverse outcome in this matter is either "probable" or "remote."

NOTE 6 – TRANSACTIONS WITH PARTIES-IN-INTEREST
During 2009 and 2008, the Plan purchased 34,990 and 87,635 EFSC common shares, respectively. The Plan also sold or distributed a total of 6,132 and 24,244 EFSC common shares, during 2009 and 2008, respectively. All shares were bought or sold on the open market.

Enterprise owns a 10% membership interest in Retirement Plan Services, LLC, the Plan’s third-party recordkeeper.

The investment advisor for the Plan is Moneta Group, a nationally recognized firm in the financial planning industry. In 1997, Enterprise entered into a solicitation and referral agreement with Moneta Group. Certain Moneta Group employees have been granted stock options under this referral agreement for EFSC common stock which can be exercised through 2013. The number of outstanding stock options held by Moneta Group employees at December 31, 2009 was 29,346. There have been no stock options issued to Moneta Group employees since 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
SUPPLEMENTARY INFORMATION

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP
St. Louis, Missouri
June 29, 2010

EFSC INCENTIVE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

EIN: 43-1706259       PLAN: 001
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2009

	Description of investment, including maturity date,
Identity of issuer, borrower, lessor or similar party	collateral and maturity value	Current Value
Mutual funds:
American Beacon Sm Cap V		$857,859
BlackRock Small Cap Growth Equity Portfolio - Institutional Share Class		734,753
Cohen & Steers Realty Shares, Inc.		90,301
CRM Mid-Cap Value Fund - Institutional Shares		809,231
Davis New York Venture Shares - Class A Shares		1,082,594
Dodge and Cox Stock Fund		923,398
American Funds EuroPacific Growth Fund, Class A Shares		1,550,337
American Funds The Growth Fund of America, R4		1,614,697
PIMCO Total Return Fund - Administrative Class		1,677,490
Turner Mid-Cap Growth Fund, Investor Class Shares		808,509
Tweedy Browne Global Value Fund		724,623
Vanguard 500 Index Fund, Signal Shares		1,014,406
		11,888,198
Common/collective trust funds:
Federated Capital Preservation Fund - ISP Share Class		883,706
Schwab Managed Retirement Trust Income Fund Class III		—
Schwab Managed Retirement Trust 2010 Fund Class III		259
Schwab Managed Retirement Trust 2020 Fund Class III		367,627
Schwab Managed Retirement Trust 2030 Fund Class III		127,321
Schwab Managed Retirement Trust 2040 Fund Class III		41,671
Schwab Managed Retirement Trust 2050 Fund Class III		21,790
		1,442,374
Common stock fund:
EFSC Common Stock Fund *		732,743

Participant loans	Interest rates ranging from 4.25% to 9.25%;
	Due at various dates through 2035	306,838
Total Investments		$14,370,153

* Represents a party-in-interest to the Plan.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Trustees or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2010	EFSC Incentive Savings Plan /s/ Deborah N. Barstow Deborah N. Barstow Senior Vice President & Controller Enterprise Financial Services Corp

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm